

Mail Stop 3561

June 9, 2017

Via E-mail
Christopher Missling, PhD
Chief Executive Officer
Anavex Life Sciences Corp.
51 West 52nd Street, 7th Floor
New York, NY 10019-6163

> **Re:** **Anavex Life Sciences Corp.**
> **Registration Statement on Form S-3**
> **Filed May 26, 2017**
> **File No. 333-218292**

Dear Dr. Missling:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Hillary Daniels at (202) 551-3959 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Clayton E. Parker, Esq.
       K&L Gates LLP